Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)

The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$1,437.5	$1,248.0	$1,095.8	$671.7	$508.4
Add back CME share of loss on equity investees(2)	7.2	5.1	0.8	0.8	2.6

Earnings Before Income Taxes	1,444.7	1,253.1	1,096.6	672.5	511.0

Plus:
Interest expense (excluding interest for securities lending)	133.9	56.5	3.6	0.2	0.3
Interest expense within rent	10.7	11.0	6.9	3.4	3.1

Adjusted Earnings	$1,589.3	$1,320.6	$1,107.1	$676.1	$514.4

Fixed Charges	$144.6	$67.5	$10.5	$3.6	$3.4

Ratio of Earnings to Fixed Charges	10.99	19.56	105.93	189.61	153.06

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and losses from equity investees. “Fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)	Represents CME Groups’ interest in various entities, which is recognized using the equity method of accounting.